EXHIBIT 4.15

CONTRACT SERVICES AGREEMENT

THIS AGREEMENT made effective April 1, 2004

BETWEEN:
SONIC ENVIRONMENTAL SOLUTIONS INC. a company incorporated under the laws of British Columbia, with business offices at 2100 – 1066 West Hastings Street, Vancouver, BC, V6E 3X2

(the “Company”)

AND:
WYPro Engineering Services Ltd. of 119 Holdom Avenue, Burnaby, BC V5B 3T6

(the “Contractor”)

WHEREAS the Company wishes to retain the Contractor and the Contractor has agreed to provide services to the Company;

NOW THEREFORE, in consideration of the mutual promises and covenants as hereinafter set forth, the parties hereto agree as follows:

1.	PROVISION OF SERVICES

The Company hereby retains the services of the Contractor (specifically Mr. Wes Young) and the Contractor hereby agrees to provide such services upon the terms and conditions set forth in this Agreement.

2.	TERM

2.1
Term for Services. The term for the provision of services by the Contractor to the Company will be for one year from the date hereof (the “Term”). The Term may be extended thereafter upon the mutual agreement of the parties.

2.2
Prior Agreements. This Agreement becomes effective on April 1st, 2004. This Agreement will continue in full force and effect during the Term unless terminated in accordance with §6. This Agreement supersedes any prior employment or consulting

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"Adam Sumel"	"Wes Young"
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arrangements or agreements between the Company and the Contractor, and the Contractor acknowledges that no money or severance is owed by the Company to the Contractor as of the date hereof for the previous services of the Contractor.

3.	FEES

3.1
Fees and Expenses. For services rendered by the Contractor pursuant to this Agreement the Company will pay the Contractor monthly fee of ten thousand dollars ($10,000) plus a car allowance of five hundred dollars ($500) per month. The consultant shall be entitled to claim reimbursement of other reasonable actual expenses up to three hundred dollars ($300) per month.

3.2
Stock Option Plan. The Contractor is granted options to purchase up to seventy-five thousand (75,000) common shares of the Company at a price of $3.15 per share on or before July 6th , 2009. In the event that this Agreement expires without renewal or is terminated, before July 6th , 2009 then the options must be exercised within three months of such termination or expiry. unless otherwise agreed to by the Company’s Board of Directors.

3.3
Bonus. The Contractor shall be entitled to earn a bonus upon successful construction and operation of a commercial scale PCB Sonoprocess at a 30 tons per shift scale and within the scheduled timeframe. The bonus shall be in the form of options to purchase up to twenty-five thousand (25,000) common shares of the Company at a price of $1.61 per share on or before May 17th , 2009.

3.4
Hours. The Contractor will be expected to work such hours as may reasonably be required to carry out the Duties. The Contractor will execute the work at whatever times of the day and week he is available and deems necessary to complete the scope of work.

3.5
Other. The Contractor will be provided with parking when required to be present at the Company’s offices. The Contractor will execute the work at his place of business, at the Company’s office, or elsewhere as required to complete the work in the most effective and efficient manner.

4.	DUTIES

4.1
Core Duties. The Contractor will carry out all engineering and engineering management requirements for the Company, including but not limited to, the design and construction of “Plant Two” which will incorporates a process based on the Company’s Platform Technology and proprietary process for the remediation of soils contaminated with PCB.

4.2
Other Duties. The Contractor shall also carry out all deployment planning for site operations of Plant Two, including assistance with estimating and site logistics for the complete remediation of sites. The Contractor will provide such other services as may be required to assist in the development of Company’s business.

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"Adam Sumel"	"Wes Young"
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5.	PRIMARILY EXCLUSIVE SERVICE

5.1	Exclusivity. For the period of the contract, the Contractor will devote substantially full- time attention, energies and best efforts to the Company as may be reasonably required.

5.2
Conflict of Interest. The Contractor will not undertake other activities which will substantially compromise execution of their obligations under this Agreement nor which will conflict or compete with the interests of the Company.

6.	TERMINATION

6.1
Termination With Cause. The Company may, at any time, without advance notice to the Contractor, or payment of any compensation in lieu of notice, forthwith terminate the services of the Contractor for cause. The term “cause” means (i) a persistent breach of this Agreement by the Contractor and the Contractor fails to cure the breach within thirty days following written notice by the Company; or (ii) the existence of factors such as malfeasance or gross negligence entitling the Company to terminate the Contractor at common law.

6.2
Termination Without Cause. The Company may at any time, upon 90 days advance notice to the Contractor, forthwith terminate the services of the Contractor other than for cause. This Agreement will terminate upon the death or disability (incapacity for not less than 120 days) of Mr. Wes Young.

6.3	Other Payments. The Contractor acknowledges and agrees that the payment in §6.2 is inclusive of any compensation or payments to which the Contractor may be entitled.

6.4
Termination by the Contractor. The Contractor may terminate this Agreement upon 90 days’ notice to the Company, in which case the obligations of the Company will be the same as though the services were terminated for cause.

6.5
Other Claims. The Contractor acknowledges and agrees that the notice and provisions for compensation on termination provided in this Section are fair and reasonable and agrees that upon any termination of the Contractor’s services by the Company, or upon any termination of this Agreement by the Contractor, the Contractor will have no action, cause of action, claim or demand against the Company or any other person as a consequence of such termination.

7.	CONFIDENTIAL INFORMATION AND WORK PRODUCT

7.1
Confidentiality. The Contractor will not, during the Term or at any time after the termination of his services by the Company, use for himself or others, divulge or convey to others, or aid or abet others to divulge or convey to others, any information, knowledge, data or property relating to the business of the Company, or any of their affiliates, including information relating to employees, customers or suppliers, and intellectual property in any

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way obtained by him during his association with the Company or in any way obtained by other employees of the Company, unless (i) such information, knowledge, data or property is properly in the public domain other than through a breach of this Agreement; (ii) the Contractor has received prior authorization by the Company or such use divulgence or conveyance is reasonably necessary in the course of the Contractor’s duties; or (iii) required by law. All intellectual property and work product conceived or developed by the Contractor during the term hereof enures to the Company absolutely.

7.2
Ownership of Work Product. Notwithstanding anything else in this Agreement, it is expressly acknowledged and understood by the Contractor that all of the work product of the Contractor while contracted to the Company (both before and after the date of this Agreement) shall belong to the Company absolutely and notwithstanding the generality of the foregoing, all patents, inventions, improvements, notes, documents, correspondence produced by the Contractor during the term of employment hereunder shall be the exclusive property of the Company. The Contractor further agrees to execute without delay or request for further consideration any necessary patent assignments, conveyance or other documents and assurances as may be necessary to transfer all rights to same to the Company. In the event of the termination of the Contractor for any reason hereunder, the Contractor shall promptly turn over to the Company all of the foregoing intellectual property which is evidenced by any physical documentation (whether written, digital, magnetic, electronic or otherwise) or any other of the Company’s assets or property in his possession or under his control.

8.	SURVIVAL OF COVENANTS

8.1
Except as otherwise specifically provided herein and notwithstanding the termination of the services of the Contractor or termination of this Agreement, the covenants, representations and warranties contained in §7 and §9 hereof will survive such termination and will continue in force and effect for the benefit of the Company for a time period unlimited in duration.

9.	NON-COMPETITION COVENANTS OF THE CONSULTANT

9.1	Definitions. In this Section:

“Business” means the business carried on by the Company and its affiliates relating to Sonoprocessing and the remediation of PCB contaminated soils;

“Competitive Business” means any business which is involved in the development or exploitation of Sonoprocessing or the remediation of PCB contaminated soils;

“Customer” means any person who has been a customer of the Company or its affiliates at any time within a period of one year prior to the date of termination or expiration of this Agreement;

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“Restricted Area” means North America; and

“Restricted Period” means one year from the date of termination of this Agreement whether by expiry or voluntary or involuntary termination

9.2	Non-Competition. The Contractor will not, during the Restricted Period and within the Restricted Area,

(a) directly or indirectly carry on, engage in or participate in, any Competitive Business either alone or in partnership or jointly or in conjunction with any other person;

(b)
directly or indirectly assist (as principal, beneficiary, director, shareholder, partner, nominee, executor, trustee, agent, servant, employee, independent contractor, supplier, consultant, lender, guarantor, financier or in any other capacity whatever) any person to carry on, engage in or participate in, a Competitive Business; and

(c)
have any direct or indirect interest or concern (as principal, beneficiary, director, shareholder, partner, nominee, executor, trustee, agent, servant, employee, consultant, independent contractor, supplier, creditor or in any other capacity whatever) in or with any person, if any part of the activities of such person consists of carrying on, engaging in or participating in a Competitive Business except holding securities of a public company constituting less than 10% of its outstanding share capital;

9.3	Non-Solicitation. During the Restricted Period and within the Restricted Area, the Contractor will not,

(a) directly or indirectly solicit any Customer;

(b)
directly or indirectly assist (whether as principal, beneficiary, servant, director, shareholder, partner, nominee, executor, trustee, agent, employee, independent contractor, supplier, consultant, lender, financier or in any other capacity whatever) any person directly or indirectly to solicit any Customer; or

(c)
have any direct or indirect interest or concern (be it as principal, beneficiary, director, shareholder, partner, nominee, executor, trustee, agent, servant, employee, consultant, independent contractor, supplier, creditor or in any other capacity whatever) in or with any person if any of the activities of which person consists of soliciting any Customer except holding securities of a public company constituting less than 10% of its outstanding share capital;

if such solicitation would, directly or indirectly, be intended to result in a sale of any product or service to such Customer and is directly or indirectly competitive or potentially competitive with any product or service then produced by the Business.

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"Adam Sumel"	"Wes Young"
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9.4
Sonic Employees and Consultants. The Contractor will not during the Restricted Period, directly or indirectly, induce any individual who to his knowledge is then employed by the Company or the Parent, or any of their subsidiaries, to leave the employ of the Company or the Parent, or any of their subsidiaries without the prior written consent of the Company.

9.5	Covenants Reasonable. The Contractor agrees that,

(a) the covenants in this Agreement are reasonable in the circumstances and are necessary to protect the Company; and

(b)
the breach by the Contractor of any of the provisions of this Agreement would cause serious and irreparable harm to the Company, the Parent, and their shareholders which could not adequately be compensated for in damages in the event of a breach by him of such provisions or an order of injunction being issued against him restraining him from any further breach of such provisions and agrees that such injunction may be issued against him without the necessity of an undertaking as to damages by the Company, the Parent, or their shareholders; the provisions of this section shall not be construed so as to be in derogation of any other remedy which the Company, the Parent or any of their shareholders may have in the event of such a breach.

9.6
Covenants Independent. The existence of any claim or cause of action of the Contractor against the Company, the Parent, or any of their shareholders will not constitute a defence to the enforcement by the Company, the Parent, or any of their shareholders of the provisions of this Agreement.

9.7
Invalidity. In the event that any term or provision of this Agreement shall, to any extent, be invalid or unenforceable, the remaining terms and provisions of this Agreement shall not be affected thereby and shall be valid and enforceable to the fullest extent permitted by law;.

9.8

Rights in Addition. The rights and remedies of the Company, the Parent, or any of their shareholders hereunder are in addition to and not in substitution for any other rights of remedies which they may have at any time against the Contractor, at law or in equity.

10.	SUCCESSORS AND ASSIGNS

10.1
This Agreement will enure to the benefit of, and be binding upon, the parties hereto and their legal representatives, successors and permitted assigns except that no claims may be asserted by the legal representatives, successors and assignees of the Contractor in respect of compensation or other benefits for periods following the death or total incapacity of the Contractor other than those provided for in this Agreement.

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"Adam Sumel"	"Wes Young"
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11	NOTICES

11.1	Any notice required or permitted to be given under this Agreement will be deemed to have been duly given only if such notice is in writing and is delivered.

12	GOVERNING LAW

12.1
This Agreement is and will be deemed to be made in British Columbia and for all purposes will be governed exclusively by and construed and enforced in accordance with the laws prevailing in British Columbia, and the rights and remedies of the parties will be determined in accordance with those laws.

13	SEVERABILITY

13.1
If any provision of this Agreement is at any time unenforceable or invalid for any reason it will be severable from the remainder of this Agreement and, in its application at that time, this Agreement will be construed as though such provision was not contained herein and the remainder will continue in full force and effect and be construed as if this Agreement had been executed without the invalid or unenforceable provision.

14	INDEPENDENT LEGAL ADVICE

14.1	The parties hereto acknowledge that they have each received independent legal advice in relation to the terms and conditions of this Agreement.

15	LANGUAGE OF THE AGREEMENT

15.1	The parties hereto have agreed that they have required the present agreement to be drawn up in English. Les parties reconnaissent avoir exige la redaction en anglais de la presente convention.

IN WITNESS WHEREOF the parties hereto have duly executed and delivered this Agreement as of the day and year first above written.

SONIC ENVIRONMENTAL SOLUTIONS INC.

Per:	/s/ Adam Sumel

Authorized Signatory

WYPro Engineering Services Ltd.

Per:	/s/ Wes Young

Authorized Signatory

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"Adam Sumel"	"Wes Young"
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